UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Davis Commodities Limited

(Name of Issuer)

Ordinary shares, par value $0.000000430108 per share

(Title of Class of Securities)

G2677P105

(CUSIP Number)

Li Peng Leck

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

+65 6896 5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G2677P105

1	Name of reporting persons Li Peng Leck
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,385,031*
	9	Sole dispositive power 0
	10	Shared dispositive power 19,385,031*

11	Aggregate amount beneficially owned by each reporting person 19,385,031*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 79.1%**
14	Type of reporting person IN

*	Includes: (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which Li Peng Leck is considered the controlling person and holds 100% voting and dispositive power over those shares, as of the date hereof, (ii) 2,238,331 ordinary shares directly held by Lek Pow Sheng, Pauson, who is the nephew of Li Peng Leck and (iii) 2,090,000 ordinary shares directly held by Leck Yak Tee, Zaccheus, who is the brother of Li Peng Leck. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson and Leck Yak Tee, Zaccheus.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

2

1	Name of reporting persons Lek Pow Sheng, Pauson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,238,331*
	9	Sole dispositive power 0
	10	Shared dispositive power 2,238,331*

11	Aggregate amount beneficially owned by each reporting person 2,238,331*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 9.1%**
14	Type of reporting person IN

*	Represents 2,238,331 ordinary shares directly held by Lek Pow Sheng, Pauson. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

3

1	Name of reporting persons Leck Yak Tee, Zaccheus
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,090,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 2,090,000*

11	Aggregate amount beneficially owned by each reporting person 2,090,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 8.5%**
14	Type of reporting person IN

*	Represents 2,090,000 ordinary shares directly held by Leck Yak Tee, Zaccheus. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Leck Yak Tee, Zaccheus.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

4

This Amendment (the “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 12, 2024 (the “Schedule 13D”). Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Schedule 13D, as amended in its entirety as set forth below:

On April 2, 2024, LPSP purchased 2,108,381 ordinary shares of the Issuer, for a consideration of US$2,361,386.72, from Ng Hong Whee through a private placement. The source of funds for this transaction was LPSP’s personal funds.

On April 2, 2024, LYTZ purchased 1,960,050 ordinary shares of the Issuer, for a consideration of US$2,195,256.00, from Ng Hong Whee through a private placement. The source of funds for this transaction was LYTZ’s personal funds.

On April 9, 2024, LPSP purchased 129,950 ordinary shares of the Issuer, for a consideration of US$137,747.00, from ACCT Pte. Ltd. through a private placement. The source of funds for this transaction was LPSP’s personal funds.

On April 9, 2024, LYTZ purchased 129,950 ordinary shares of the Issuer, for a consideration of US$137,747.00, from BSPL Services Pte. Ltd. through a private placement. The source of funds for this transaction was LYTZ’s personal funds.

5

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D, as amended in its entirety as set forth below:

(a)-(b)
Reporting Persons	Beneficial Ownership	Percentage of Total Ordinary Shares(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
LPL	19,385,031(2)	79.1%	0	19,385,031(2)	0	19,385,031(2)
LPSP	2,238,331 (3)	9.1%	0	2,238,331 (3)	0	2,238,331 (3)
LYTZ	2,090,000 (4)	8.5%	0	2,090,000 (4)	0	2,090,000 (4)

(1)	The beneficial ownership percentage is calculated based on 24,500,625 ordinary shares of the Issuer issued and outstanding as of the date hereof.

(2)	Represents the number of ordinary shares beneficially held by LPL as of the date hereof, including (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which LPL is considered the controlling person and holds 100% voting power over those shares, (ii) 2,238,331 ordinary shares directly held by LPSP, who is the nephew of LPL and (iii) 2,090,000 ordinary shares directly held by LYTZ, who is the brother of LPL. LPL shares voting and dispositive power over the ordinary shares held by LPSP and LYTZ.

(3)	Represents the number of ordinary shares held by LPSP as of the date hereof. LPL shares voting and dispositive power over the ordinary shares held by LPSP.

(4)	Represents the number of ordinary shares held by LYTZ as of the date hereof. LPL shares voting and dispositive power over the ordinary shares held by LYTZ.

(c)

On April 2, 2024, LPSP purchased 2,108,381 ordinary shares of the Issuer, for a consideration of US$2,361,386.72, from Ng Hong Whee through a private placement. The source of funds for this transaction was LPSP’s personal funds.

On April 2, 2024, LYTZ purchased 1,960,050 ordinary shares of the Issuer, for a consideration of US$2,195,256.00, from Ng Hong Whee through a private placement. The source of funds for this transaction was LYTZ’s personal funds.

On April 9, 2024, LPSP purchased 129,950 ordinary shares of the Issuer, for a consideration of US$137,747.00, from ACCT Pte. Ltd. through a private placement. The source of funds for this transaction was LPSP’s personal funds.

On April 9, 2024, LYTZ purchased 129,950 ordinary shares of the Issuer, for a consideration of US$137,747.00, from BSPL Services Pte. Ltd. through a private placement. The source of funds for this transaction was LYTZ’s personal funds.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.

(e)	Not applicable.

6

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated May 1, 2024
99.2	Sale and Purchase Agreement, dated April 9, 2024, by and between BSPL Services Pte. Ltd. and Leck Yak Tee, Zaccheus
99.3	Sale and Purchase Agreement, dated April 9, 2024, by and between ACCT Pte. Ltd. and Lek Pow Sheng, Pauson

7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2024

By:	/s/ Li Peng Leck
Name:	Li Peng Leck

By:	/s/ Lek Pow Sheng, Pauson
Name:	Lek Pow Sheng, Pauson

By:	/s/ Leck Yak Tee, Zaccheus
Name:	Leck Yak Tee, Zaccheus

8